Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information made available to Trane employees on February 29, 2008.

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Frederic M. Poses
Chairman and Chief Executive Officer

March 1, 2008

Dear colleagues:

This is an interesting time for our company. We continue to build our business for both the short- and long-term. At the same time, we have activities under way to prepare for our acquisition by Ingersoll Rand. But no activity is more important than the work you do on your job every day. Your commitment to that work gave us strong results for 2007. You maintained the Trane tradition of staying focused on customers and reaching higher to build on past performance.

That’s the kind of effort we will need to deliver on our 2008 plans, which call for sales growth in the 5-6 percent range and for earnings in the range of 10 to 15 percent. Those plans reflect our best knowledge of what the global and regional economic conditions will be for the year. And we built them with contingencies for the downside and with a set of opportunities and risks. While there may be more economic uncertainty today than in most years, the fundamentals of how we operate and adjust do not change. Each one of us has lots of opportunities and work to do to make Trane successful in 2008 and beyond.

There are many measures of Trane’s success, but none is more important than our progress with safety. In an ideal world, our goal for the year would be no accidents at all. We’re not there yet, but we have set a target to average only one lost-time accident per week. Thanks to our safety initiative and the vigilance of each one of you, we’re slightly ahead of our goal so far this year. Safety is an area where there is no such thing as “good enough,” just a constant effort to be better. Thank you for your success so far and keep up the good work.

Acquisition update

We expect to complete the acquisition of Trane by Ingersoll Rand during the second quarter. The process of getting the necessary government approvals is moving ahead. Last month U.S. regulators approved the acquisition from an antitrust standpoint. We also expect to be granted the remaining antitrust clearances by mid-April.

In addition to antitrust approvals, we must obtain Trane shareholder approval. Obtaining Trane shareholder approval starts with filing the proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (SEC). The prospectus part of the Form S-4 provides details regarding the Ingersoll Rand shares to be issued to Trane shareholders. The proxy statement part of the Form S-4 provides Trane shareholders more information, including the date of the Trane shareholders meeting to vote on the sale and background and reasons for the sale. In early March, Ingersoll Rand expects to file the Form S-4 proxy statement/prospectus including 2007 financials from both companies. After the S-4 is declared effective by the SEC, Trane’s shareowners will vote on the sale.

Once Ingersoll Rand makes the preliminary filing of the Form S-4, we will post it to Trane.com in the Investor Relations section under Financial Statements and SEC Filings. You also will be able to access it under the ticker symbol for Ingersoll Rand (NYSE: IR) at Yahoo Finance under SEC filing (on the left-hand navigation bar under “Company”). You will be able to access the final filing of the Form S-4 the same ways.

Finalizing the acquisition legally, of course, is just the beginning of building a great $17 billion diversified industrial company. Integration planning teams for 12 different functions including representatives from both companies were launched last month. We are legally required to operate as two separate companies until the acquisition is officially completed. But the better job of integration planning we do now, the better we’ll be able to start delivering the results we expect to achieve as part of a larger diversified industrial company with expanded capability in climate control markets.

As the integration plan moves forward you will be hearing more about the cost-saving synergies Ingersoll Rand and Trane intend to realize through the acquisition. While cost savings are important, it would be a big mistake to think of this acquisition as only a cost-cutting exercise. This plan will provide strategic advantages by bringing together two companies with different but complementary strengths in climate control.

Investors have expressed considerable support for the strategic logic of the sale of Trane to Ingersoll Rand and the potential value of a large, diversified industrial company with strength in climate control technologies. Of course, they want to see that value demonstrated. The value will come from demonstrating both normal growth and productivity as well as realizing the cost synergies Ingersoll Rand promised in the short term and additional growth in the long term. The integration teams are laying the foundation for these results, and that’s why it’s so important that we support this work.

There is a high level of commitment by both companies to launch a successful combined Trane and Ingersoll Rand. Whether you’re working on your “normal” job, the integration process or both, I say thank you. Being successful in both the short- and long-term will say a lot about the success of the combined company. So, please continue to stay focused and make a difference.

Thanks,

NOTE: The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THE Ingersoll Rand ENTITY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.